Apex Clearing Corporation

Financial Statements and Supplemental Schedules

For the year ended December 31, 2019

With Report of Independent Registered Public Accounting Firm

Apex Clearing Corporation is a member of Financial Industry Regulatory Authority "FINRA", Securities Investor Protection Corporation "SIPC", New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE Chicago, Inc., CBOE BYX Exchange, Inc., CBOE BZX Exchange, Inc., BOX Options Exchange LLC, CBOE C2 Exchange, Inc., CBOE Exchange, Inc., CBOE EDGA Exchange, Inc., CBOE EDGX Exchange, Inc., Nasdaq ISE LLC, Nasdaq BX Inc., Nasdaq PHLX, LLC., Nasdaq Stock Market, Investors' Exchange LLC, MIAX Pearl Exchange LLC, MIAX Emerald, LLC, Chicago Stock Exchange, Miami International Securities Exchange LLC, Options Clearing Corporation, National Securities Clearing Corporation, Depository Trust & Clearing Corporation, Fixed Income Clearing Corporation, Mortgage Backed Securities Clearing Corporation, Government Securities Clearing Corporation, National Futures Association, Euroclear, Commodities Futures Trading Commission, and Municipal Securities Rulemaking Board.

Index

Report of Independent Registered Public Accounting Firm...................................   3

Financial Statements
      Statement of Financial Condition   5
      Notes to Financial Statements..   6

Supplemental Information
      Schedule I: 18
        Statement of Segregation Requirements and Funds in Segregation for
        Customer's Trading on US Commodity Exchanges………………………….
      Schedule II: 19
        Statement of Segregation Requirements and Funds in Segregation for
        Customer's Dealer Option Contracts……………………………………………..
      Schedule Ill: 20
        Statement of Secured Amounts and Funds Held in Separate Accounts on
        Foreign Futures and Foreign Options Customers Pursuant to Commission
        Regulation 30.7. ....
      Schedule IV: 22
        Statement of Cleared SWAPS Customer Segregation Requirements and Funds
        in Cleared SWAPS Customer Accounts Under 4D(F) of CEA ……………….


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Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Apex Clearing Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Apex Clearing Corporation (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2012.

February 28, 2020

Apex Clearing Corporation
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	32,411,829
Cash and securities- segregated under federal regulations		4,376,742,045
Receivable from customers		331,511,192
Securities purchased under agreements to resell		131,531,875
Securities borrowed		130,567,912
Deposits with clearing organizations		58,748,116
Investments in securities, at fair value (cost $4,966,400)		4,998,400
Receivable from broker-dealers		8,716,927
Fixed assets, less accumulated depreciation of $5,644,205		1,642,820
Operating lease right-of-use assets		5,818,666
Other assets		12,334,498
Total Assets	$	**5,095,024,280**

Liabilities and Stockholders' Equity

Payable to customers	$	4,724,139,821
Securities loaned		120,958,798
Payable to broker-dealers		32,632,854
Payable to correspondents		11,254,831
Payable to affiliates		1,253,379
Operating lease right-of-use liabilities		5,818,666
Accrued expenses and other liabilities		34,436,371
Total Liabilities		**4,930,494,720**

Stockholders' Equity:

Common stock, $0.10 par value	
200,000 shares authorized; 100,000 issued and outstanding	10,000
Preferred stock	25,000
Additional paid-in capital	102,888,576
Retained earnings	61,605,984
Total Stockholders' Equity	**164,529,560**
Total Liabilities and Stockholders' Equity	$ 5,095,024,280

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Apex Clearing Corporation (the "Company") is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), and with the U.S Commodity Futures Trading Commission (CFTC). The Company is also a member of the Financial Industry Regulatory Authority ('FINRA"), is a non-clearing Futures Commission Merchant ("FCM") registered with the National Futures Association ("NFA"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is organized as a Corporation. All of the common stock and voting equity interests of the Company are owned by Apex Clearing Holdings LLC (the "Parent"). The Parent is majority owned by Peak6 Investments LLC. ("Peak6"). The Company provides clearing, execution, prime brokerage, margin lending, securities lending, and other back office services to customers of introducing brokers, as well as direct customers and joint back office counterparts. We primarily operate in the securities brokerage industry and have no other reportable segments.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). In the preparation of the financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable.   Actual results could differ from these estimates.

Cash and Securities - Segregated Under Federal and other Regulations – Cash and securities segregated and on deposit for regulatory purposes consists primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Customer Protection Rule") and other regulations.

Deposits with Clearing Organizations – Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities.

Securities Borrowed and Securities Loaned and Reverse Repurchase Agreements – Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender and in securities loaned transactions, the Company receives collateral, in the form of cash, an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required. Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements" or "reverse repos") are accounted for as collateralized agreements. The Company enters into reverse repurchase agreements as part of its cash management strategy. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements.   Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or may be required to return collateral to counterparties when appropriate. Securities borrow/loan fees represent interest (rebate) on the cash received or paid as collateral on the securities borrowed or loaned. Interest on such contract amounts is accrued and is included in the Statement of Operations in interest income, where interest receivable is included in the Statement of Financial Condition in receivable from broker-dealers, and interest payable is included in the Statement of Financial Condition in accrued expenses and other liabilities.

Fixed Assets – Fixed assets are recorded at cost, net of accumulated depreciation and amortization, and consist primarily of computer hardware and furniture, fixtures and equipment. Depreciation is recorded using the straight-line basis and estimated useful service lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization is recorded in the Statement of Operations in occupancy and equipment. Fixed asset balances are reviewed annually for impairment. There is no such impairment loss recorded in the current year.

Contingencies – The Company recognizes liabilities that it considers probable and can be reasonably estimated as contingencies and accrues the related costs it believes are sufficient to meet the exposure.   In the normal course of business, the Company is subject to events such as correspondent and customer lawsuits, arbitrations, claims and other legal proceedings.   Management cannot predict with certainty the outcome of pending legal proceedings.   A substantial adverse

judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

Payable to correspondents –The Company collects commissions and other fees from correspondent introducing broker's customers each month.   As stipulated by individual agreements with correspondent introducing brokers ("correspondents"), the Company remits net amounts due to correspondents after deducting charges for clearing and execution fees.

Receivable from and payable to broker-dealers – Amounts receivable from and payable to broker-dealers at December 31, 2019 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 2,983,355	$ 32,632,854
Receivables from Correspondents (net of allowance of $485,871)	2,384,263	
Other Fees and commissions receivable/payable	3,349,309	
Total	$ 8,716,927	$ 32,632,854

Securities failed to deliver or receive represent the contract value of the amount failed to be received or delivered as of the date of the Statement of Financial Condition.

Receivable from and payable to customers – The Company's receivables from customers primarily consist of margin loans, made on a fully collateralized basis.   If the value of that collateral declines, if the collateral decreases in liquidity, or if margin calls are not met, the Company may consider a variety of credit enhancements, including, but not limited to, seeking additional collateral. In valuing receivables that become less than fully collateralized, the Company compares the estimated fair value of the collateral, deposits, and any additional credit enhancements to the balance of the loan outstanding and evaluates the collectability from the customer or the correspondent based on various qualitative factors, including, but not limited to, the creditworthiness of the counterparty, the potential impact of any outstanding litigation or arbitration, and the nature of the collateral and available realization methods. The Company records a loss, to the extent that the collateral, and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover the deficit in the account.

For SEC Rule 15c3-1 net capital ("Net Capital") purposes, any balance in a partially secured or unsecured account, net of the allowance for doubtful accounts, is considered a non-allowable asset.   Non-allowable assets are subtracted from ownership equity to arrive at Net Capital.   Amounts receivable from and amounts payable to customers include amounts due on cash and margin transactions. The Company relies on individual customer agreements to net receivables and payables. It is the Company's policy to settle these transactions on a net basis with its customers.

Accounts receivable from and payable to customers includes amounts due on cash and margin transactions.   Securities owned by customers are held as collateral for receivables. Receivables and payables are reflected on the Statement of Financial Condition on a settlement-date basis.   Margin interest income is accrued daily based on rates of interest agreed to in customer agreements.

Investments – All securities transactions are recorded on a trade date basis. Gains and losses are recorded in the Statement of Operations in other income on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Interest income and expense include premiums and discounts amortized and accreted on debt investments.

Other assets – Other assets are comprised of receivables generated in the normal course of business, such as interest receivables, prepaid expenses, and an investment in the Depository Trust & Clearing Corporation "DTCC".

Revenue recognition – Revenues from clearing and execution transactions are generally recognized on a trade-date basis in the Statement of Operations. The revenue is generated either per transaction, or as a monthly charge for processing capability, and is recognized in the month in which the services are provided. Interest income includes margin interest income and interest

on customer cash invested in banks. Other contract revenues and fees includes customer account generated fees, such as bank Ach fees, new account fees, IRA fees, ACAT fees. These fees are charged and recorded to revenue as earned when incurred by the customer. Other income includes income from gains on firm investments and reimbursable fees. The revenues from these contracts with customers, which are inclusive of brokerage, clearing, execution and other contract fee revenues are recognized at the point in time the associated service is fulfilled, generally on the trade date. All volume discounts are accrued monthly based on the activity of the customer and per the terms of the agreement. Any reimbursable expenses, inclusive of brokerage, clearing, execution, and other contract fees that the Company paid but charged to customers are recorded gross as other revenue, while the associated expenses are recorded gross as expense and included within other expenses on the Statement of Operations.

Translation of foreign currencies – The Company has a minimal amount of client assets and liabilities denominated in foreign currencies.   The assets and liabilities are translated at year-end rates of exchange.   The Company does not hedge its foreign exchange exposure.

Income tax – The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer. Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amounts of unrecognized tax benefits for uncertain tax positions will significantly decrease within twelve months because the tax positions may be settled in cash or otherwise resolved with taxing authorities. The Company recognizes interest and penalties, if any, related to income tax matters as part of the provision for income taxes on the Statement of Operations. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Operating leases – Effective January 1, 2019, the Company adopted Accounting Standards Update (ASU) No.2016-02, Leases (Topic 842), using a modified retrospective approach. The new standard requires lessees to record an operating lease right-of-use asset, representing the right to use the underlying asset for the lease term, and a corresponding liability to make lease payments equal to the present value of future rental payments on the Statement of Financial Condition for all leases with a term greater than one year. As most leases do not state a discount rate, the Company utilizes the incremental borrowing rate based on information available at the commencement date to determine the present value of the lease payments. The weighted average discount rate used was 5.25%. Upon adoption of the new standard on January 1, 2019, the Company recognized an operating lease right-of-use asset and associated operating lease right of use asset liability for operating leases of $3,993,369. As of December 31, 2019, the operating lease right-of-use asset and associated liability is $5,818,666. Expense from operating leases is calculated and recognized on a straight line basis over the applicable lease periods, taking into account rent holidays, lease incentives and escalating rent terms.

The Company has non-cancelable operating leases for its offices and rental equipment that require the Company to pay all executing costs such as maintenance and insurance. The Company has elected to not separate lease and non-lease components Future minimum lease payments (with initial or remaining lease terms in excess of one year) total $6,612,915 as follows; 2020 $1,436,341, 2021 $1,604,872, 2022 $1,314,698, 2023 $505,703, $520,886 remaining in 2024 and thereafter, $1,751,300. If applicable, leasehold improvements are amortized on a straight line basis over the lesser of the estimated useful lives or expected lease terms.

Collateral – The Company receives collateral in connection with margin lending, securities borrowed and reverse repurchase agreements. Under various agreements, the Company is permitted to pledge the securities held as collateral, use the securities to enter into securities-lending arrangements, or deliver the securities to counterparties to cover short positions.   At

December 31, 2019, the Company had access to $505,743,689 of collateral from the margin lending book, and an additional $256,412,458 from securities borrowed and securities purchased under agreements to resell. At December 31, 2019, the Company had utilized $24,927,330 of such collateral to support securities lending contracts and $89,657,364 in fully paid securities lending.

<u>Recent accounting pronouncements</u>

In February 2016, FASB issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). The new standard requires for lease arrangements exceeding a 12 month term, the recognition in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing the right to use the underlying asset for the lease-term. The new standard retains a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the statement of financial condition. The Company adopted the new standard effective January 1, 2019 using a modified retrospective approach. Upon adoption of the new standard on January 1, 2019, the Company recognized a right-of-use asset and associated lease liability of $3,993,368. As of December 31, 2019, the right-of-use asset and associated lease liability is $5,818,666.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The main objective of ASU 2016-13 is to provide financial statement users with more decision useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. The achieve this objective, the amendments in this update replace the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU 2016-13 will be effective for the Company's fiscal year beginning January 1, 2020. The Company has evaluated the impact of adopting ASU No. 2016-13 and related amendment, and has determined that the adoption of this standard will have no impact on the Company's Statement of Financial Condition, Statement of operations and Statement of Cash Flows.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 will be effective for the Company's fiscal year beginning January 1, 2020, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied prospectively or retrospectively. The Company is currently evaluating the impact of adopting ASU No. 2018-13 and related amendment on its financial statements.

NOTE 3 – CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2019, cash segregated in special reserve accounts under the SEC Customer Protection Rule totaled $4,362,279,759. Of this amount, $4,322,701,001 was for the exclusive benefit of customers and $39,578,758 was for the exclusive benefit of proprietary accounts of brokers ("PAB"). Additionally, cash segregated under CFTC Regulation 1.32 was $46,884,899, of which $14,462,286 was held in a segregated bank account and $32,422,613 was held at a clearing FCM.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. The fair value model establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment, as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis:

Government securities
Government securities, such as Treasuries, are valued using third party pricing services. U.S. government securities are categorized in Level 1 of the fair value hierarchy.

Certain assets are recorded in the Statement of Financial Condition at fair value, on a recurring basis, measured as follows as of December 31, 2019:

	Level 1	Total
ASSETS		
Investments in securities		
US Government securities	$ 4,998,400	$ 4,998,400
TOTAL	$ 4,998,400	$ 4,998,400

There were no Level 2 and Level 3 investments at December 31, 2019. The Company had no transfers between levels in 2019.

NOTE 5 – SHARE CAPITAL

The authorized share capital of the Company is 200,000 voting shares. Par value is $ 0.10 per share. There is one share of preferred stock issued, for which consideration of $25,000 was received.

NOTE 6 – OFFSETTING ASSETS AND LIABILITIES

Substantially all of the Company's securities borrowing and securities lending activity is transacted under master agreements that may allow for net settlement in ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for financial statement purposes, the Company does not net balances related to these financial instruments.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of December 31, 2019:

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount [3]
				Financial Instruments[1]	Collateral Received or Pledged [2]	
Assets:						
Securities borrowed:						
Deposits paid for securities borrowed	$ 130,567,910	$ -	$ 130,567,910	$ (32,998,480)	$ (94,646,260)	$ 2,923,170
Securities purchased under agreements to	$ 131,531,875	$ -	$ 131,531,875	$ -	$ (131,531,875)	$ -
Liabilities:						
Securities loaned:						
Deposits received for securities loaned	$ 120,958,798	$ -	$ 120,958,798	$ (32,998,480)	$ (82,538,551)	$ 5,421,767

(1) Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.

(2) Represents the fair value of collateral the Company had received or pledged under enforceable master agreements, limited for table presentation purposes to the net amount of the recognized assets due from or liabilities due to each counterparty.

(3) Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

NOTE 7 – SHORT TERM, SECURED LINES OF CREDIT AND LOANS

At December 31, 2019, the Company had short-term bank credit facilities with five financial institutions. The first credit facility permits the Company to borrow in aggregate up to $125 million; with up to $125 million of secured loans on a revolving, uncommitted basis; including $10 million of unsecured loans on a revolving, uncommitted basis, that is part of a $60 million unsecured loan on a revolving, committed basis in a syndicate relationship with a participating bank. The committed, unsecured lines of credit bear interest at a rate that varies with the federal funds rate, with the $60 million credit facility expiring in August 2020 and the $10 million credit facility expiring in October 2020. The second bank credit facility is an uncommitted, secured line; a guidance line that permits the Company to borrow at the bank's discretion. The third credit facility permits the Company to borrow up to $100 million of secured loans on a revolving, uncommitted basis. The fourth credit facility permits the Company to borrow up to $10 million of unsecured loans on a revolving, committed basis, and an additional $5 million unsecured loans on a revolving, uncommitted basis. The fifth facility permits the Company to borrow up to $75 million secured loans on a revolving, uncommitted basis. The uncommitted, secured lines of credit mentioned above bear interest at a rate that varies with the federal funds rate, have no stated expiration dates, and are repayable on demand. In general, the advance rate varies between 80% and 95% of the collateral value posted, and the banks have the authority to not accept certain collateral or to set concentration limits. The uncommitted, unsecured lines of credit mentioned above bear interest at a base rate that varies with the prime rate, has no stated expiration date, and is repayable on demand. At December 31, 2019, the Company had no outstanding short term bank loans on these facilities.

The Company also has the ability to create short-term liquidity under stock loan arrangements, at December 31, 2019, the Company had not utilized the securities lending facility to borrow cash. . These arrangements bear interest at variable rates based on various factors, including market conditions and the types of securities loaned, are secured primarily by our customers' margin account securities, and are repayable on demand.

NOTE 8 – SUBORDINATED BORROWINGS

On February 27, 2018, the Company entered into a $25,000,000 subordinated loan agreement with PEAK6 Investments LP. On February 27, 2019, the Company repaid the $25,000,000, one year term, subordinated loan with PEAK6 Investments LP. As of December 31, 2019 the Company has no outstanding subordinated borrowings.

NOTE 9 – INCOME TAXES

The reconciliation between the Company's effective tax rate on income from continuing operations and the statutory tax rate is as follows:

Expected tax rate	21.0%
Nondeductible expenses	0.5%
RE Credit	-0.7%
Provision to Return	-1.0%
State tax, net of federal deduction	7.9%
Effective tax rate	27.7%

The components of the net deferred tax assets and liabilities as of December 31, 2019 are as follows:

Allowance for bad debts	$	131,015
Accrued expenses		793,154
Total deferred tax assets	$	924,169
Prepaid expenses		(40,111)
Fixed assets		(159,710)
Total deferred tax liabilities	$	(199,821)
Net deferred tax assets	$	724,348

As of December 31, 2019, the Company has no U.S. federal net operating loss carryforwards, no U.S. state and local net operating loss carryforwards. No valuation allowance was recorded at December 31, 2019, as the temporary differences disclosed above relate to deferred income tax assets that are more-likely-than-not to be realized in future years. The net deferred tax asset of $724,348 is included in other assets in the Statement of Financial Condition.

The Company recognizes and measures its unrecognized tax benefits and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company does not have any material uncertain tax positions. As of December 31, 2019, the tax periods since commencement remain subject to examination by various tax jurisdictions under the statute of limitations. In addition, management does not expect a significant change in uncertain tax positions during the twelve months subsequent to December 31, 2019.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities and pledges or receives collateral as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. In the activities where the Company acts as principal, the Company trades various financial instruments and enters into various investment activities. These financial instruments include treasury securities. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the securities or other underlying financial instruments may be in excess of the

amounts recognized in the Statement of Financial Condition. The Company limits its risk by using offsetting option positions to hedge against price movements in the equity securities held.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to its customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the lending institution. In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and has established guidelines to require customers or brokers to deposit additional collateral or to reduce positions when necessary.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company maintains a policy of periodically reviewing the credit standing of all parties, including Correspondents, direct customers and customers of Correspondents with which it conducts business. For customers introduced on a fully disclosed basis by other broker-dealers, the Company typically has a contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. The Company can offset Correspondent balances if required. In general, the Company requires a risk deposit from the introducing broker-dealers. In the event the customer or introducing broker-dealer does not perform, and the associated risk deposit is not enough to cover the exposure, the Company is at risk of loss. In addition, the Company, on behalf of its customers, has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company may incur a loss if its customers do not perform and the fair value of the securities increases subsequent to December 31, 2019.

Customer Activities

The Company's customer clearance and settlement activities include the acceptance and clearance of equities, fixed income and option contracts for its customers, which are primarily institutional, commercial, exchange members and retail customers introduced by registered introducing broker-dealers, and direct customers. The Company guarantees to the respective clearing houses or other broker-dealers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by regulatory bodies. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligation. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Such margin collateral reduces risk to the Company in the event of failure by the customer to fulfill obligations under these contracts.

The Company monitors required margin levels daily and has established guidelines to require customers to deposit additional collateral, or to reduce positions, when necessary. Management believes that the margin deposits and collateral held at December 31, 2019 were adequate to mitigate the risk of material loss that could be created by positions held at that time.

The Company's function of providing clearing services to its customers and their related customer activities may require the Company to pledge eligible collateral with its banking partners, securities lending partners or the central clearing organizations. In the event the counterparty is unable to meet its contractual obligation to return the pledged collateral, the Company may be exposed to the risk of acquiring the underlying securities at prevailing market values. The Company and its counterparties control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Credit Risk

Credit risk arises from the potential inability of a counterparty to perform in accordance with the terms of open contracts. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace those contracts where there is a deficiency in collateral relative to the amounts due to the Company.   All counterparty agreements are secured by securities or cash at or in excess of amounts loaned.

Concentration of Credit Risk

The Company also engages in various brokerage activities whose counterparties are primarily broker-dealers, banks and other financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to periodically review the credit standing of counterparties with which it conducts business.

At December 31, 2019, the Company did not have significant concentrations of credit risk with any one customer or counterparty or with any group of customers or counterparties.

NOTE 11 – TRANSACTIONS WITH RELATED PARTIES

The following companies are considered affiliates and, therefore, are related parties:

PEAK6 Investments LLC

On February 27th, 2019, the Company repaid a $25,000,000 one year subordinated loan issued on February 27th, 2018 by PEAK6 Investments LLC. At December 31, 2019, the Company had no remaining subordinated loan borrowings.

PEAK6 Investments LLC is providing various support and other services to the Company, and is entitled to fees and other payouts pursuant to the terms of the Support Services Agreement between the Parent and PEAK6 Investments LLC (as amended "Support Services Agreement"), the purchase agreement between Penson Technologies LLC, ACH, and ACC, and the Parent's Limited Liability Company Agreement.

For the year ended December 31, 2019, the Company paid cash of $7,245,570 for fees for services, reimbursement of costs, and other payouts pursuant to the agreements with affiliates. At December 31, 2019, the Company had a payable to PEAK6 Investments LLC of $1,142,347.

PEAK6 Capital Management LLC

The Company and PEAK6 Capital Management LLC maintain a clearing agreement for clearing and execution services provided by the Company. On January 27, 2015, the Company entered into a joint back office ("JBO") arrangement with PEAK6 Capital Management LLC. Under terms of the JBO, PEAK6 Capital Management LLC purchased preferred stock from the Company valued at $25,000. At December 31, 2019 the Company had a receivable of $138,139 from PEAK6 Capital Management LLC that the Company recorded in receivable from broker-dealers in the Statement of Financial Condition. At December 31, 2019, PEAK6 Capital Management LLC had credit balances in their PAB accounts at the Company totaling $1,027,083 that the Company recorded as a liability in payable to customers in the Statement of Financial Condition.

Electronic Transaction Clearing, Inc.

Electronic Transaction Clearing, Inc. ("ETC") is a subsidiary of the parent company PEAK6 LLC. The Company is providing various support and other services to ETC, and is entitled to fees and other payouts pursuant to the terms of the Support Services Agreement between the Company and ETC. For the year ended December 31, 2019, the Company received cash of $335,672 for fees for services, reimbursement of costs, and other payouts pursuant to the agreements with affiliates. At December 31, 2019, the Company had a receivable from ETC of $147,136 recorded in other assets and had securities loaned to ETC of $11,049,982 recorded in securities loaned on the Statement of Financial Condition.

Kairos Solutions LLC

Kairos Solutions "Kairos" is a subsidiary of the parent company PEAK6 LLC. The Company is providing various support and other services to Kairos, and is entitled to fees and other payouts pursuant to the terms of the Support Services Agreement between the Company and Kairos (as amended "Support Services Agreement"). For the year ended December 31, 2019, the Company received cash of $364,094 for the people costs and other expenses. At December 31, 2019, the Company had a payable to Kairos of $111,031.

NOTE 12 – EMPLOYEE BENEFIT PLAN

The Company provides a defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary match contribution. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

NOTE 13 – CONTINGENCIES

The Company is named from time to time in various legal matters arising in the ordinary course of business. In accordance with ASC 450, management accrues for matters that are considered probable and where amounts are reasonably estimable. There is no accrual for such items at December 31, 2019.

NOTE 14 – GUARANTEES

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments for the guaranteed party based on changes in an underlying security (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. They are further defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. Guarantees by a clearing broker-dealer can be a reduction to regulatory Net Capital.

As previously disclosed, the Company is a member of certain clearing organizations.   The Option Clearing Corporation ("OCC") is formed as a mutual in which members agree to fund another member's deficit if that member's clearing fund has been extinguished.   Due to the fact that the OCC has not had a significant issue with a member's deficit account, the Company cannot estimate the guarantee obligation associated with the OCC agreement, and management believes the exposure to be remote; therefore, the Company does not take a reduction to regulatory Net Capital for this agreement nor establish a reserve on the Statement of Financial Condition. The Company is a member of various exchanges that trade and clear securities.

Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 15 – NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934) and is a futures commission merchant subject to the CFTC Minimum Capital Requirement (Regulation 1.17). Under the more restrictive of these rules, the Company is required to maintain Net Capital equivalent to the greater of $1,500,000, 2% of "aggregate debit items" or the greater of the sum of 8% of the futures customer risk maintenance margin requirement plus 8% of the futures noncustomer risk maintenance margin requirement or $1,000,000, as these terms are defined. Under the alternative method, a broker-dealer may not repay any subordinated borrowing, pay cash dividends or make unsecured advances or loans to its parent company or employees if such payment would result in net capital of less than (1) 5% of aggregate debit balances or (2) 120% of its minimal dollar requirement.

Adjusted Net Capital, aggregate debit items, and risk maintenance margin requirements change from day to day. At December 31, 2019, under the more restrictive of these rules, which is calculated as 2% of aggregate debit items, the Company had a Net Capital, excess Net Capital, and Net Capital requirements of $146,274,307, $133,048,190 and $10,528,796, respectively. Additionally, as of December 31, 2019, the Company had a net capital to aggregate debits ratio of 27.27%

As an FCM, the Company must maintain a risk based net capital requirement not less than 110% of CFTC minimum net capital requirement. At December 31, 2019, minimum net capital requirement was $3,620,915, calculated per CFTC Rule 1.17.

NOTE 16 – SIGNIFICANT SERVICE PROVIDERS

On January 1, 2019 the Company entered into an MSA agreement with Broadridge that expires and terminates on December 31, 2023. If the Company terminates the agreement for convenience, the Company may be obligated to pay Broadridge a termination fee, with maximum exposure at June 30, 2019, of $37,440,000.

NOTE 17 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2020, the date these financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Apex Clearing Corporation

SCHEDULE I

Statement of Segregation Requirements and Funds in Segregation
for Customers Trading on US Commodity Exchanges
As of 12/31/2019

Segregation Requirement

Net Ledger Balance		
Cash	$	46,764,012
Net Unrealized Profit in Open Futures Contracts		(1,727,205)
Exchange traded options		
A. Add market value of open option contracts purchased on a contract market		7,768,530
B. Deduct market value of open option contracts granted (sold) on a contract market		(20,038,291)
Add Accounts Liquidating to a Deficit and Accounts with Debit Balances - Gross Amount		126,989
Amount Required to Be Segregated	$	32,894,035

Funds on Deposit in Segregation

Deposits in Segregated Funds Bank Accounts:		
Cash	$	14,462,286
Net Equities with other FCMs		
Net Liquidating Equity		32,422,612
Total Amount in Segregation	$	46,884,898
Excess(Deficiency) Funds in Segregation	$	13,990,863
Management Target Amount for Excess Funds in Segregation	$	6,000,000
Excess(Deficiency) Funds in Segregation Over(Under) Management Target Excess	$	7,990,863

Note: There are no material differences between the above computation for determination of Segregation Requirements and Funds in Segregation pursuant to regulations under the Commodity Exchange Act and the corresponding computation included in Apex Clearing Corporation's Part II Form X-17A-5 as filed on January, 27, 2020.

Apex Clearing Corporation

SCHEDULE II

Statement of Segregation Requirements and Funds in Segregation
for Customers' Dealer Options Contracts
As Of 12/31/2019

1. Amount required to be segregated in accordance with Commission regulation 32.6	$	-
2. Funds in segregated accounts		
A. Cash		-
B. Securities (at market)		-
C. Total		-
3. Excess (deficiency) funds in segregation (subtract line 2.c from line 1)		-

Note: There are no material differences between the above computation for determination of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Contracts pursuant to regulations under the Commodity Exchange Act and the corresponding computation included in Apex Clearing Corporation's Part II Form X-17A-5 as filed on January, 27, 2020.

Apex Clearing Corporation
SCHEDULE III
CFTC FORM 1-FR-FCM
Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and
Foreign Options Customers Pursuant to Commission Regulation 30.7
As Of 12/31/2019

Foreign Futures and Foreign Options Secured Amounts

Amount Required to be Set Aside Pursuant to Law, Rule or Regulation of a Foreign Government
or a Rule of a Self-Regulatory Organization Authorized Thereunder   -

1. Net Ledger Balance - Foreign Futures and Foreign Options - All Customers
A. Cash   -
B. Securities   -
2. Net Unrealized Profit (Loss) in Open Futures Contracts Traded on a Foreign Board of Trade   -
3. Exchange Traded Options:
A. Market Value of Open Option Contracts Purchased on a Foreign Board of Trade   -
B. Market Value of Open Option Contracts Granted (Sold) on a Foreign Board of Trade   -
4. Net Equity (deficit)   -
5. Accounts Liquidating to a Deficit and Accounts with Debit Balances - Gross Amount   -
Less: Amount Offset by Customer Owned Securities   -

6. Amount Required to Be Set Aside as the Secured Amount   -

Greater of Amount Required to be Set Aside to a Foreign Jurisdiction (Above) or Line 6   -

Funds on Deposit in Separate Regulation 30.7 Accounts

Apex Clearing Corporation
SCHEDULE III
CFTC FORM 1-FR-FCM
Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and
Foreign Options Customers Pursuant to Commission Regulation 30.7
As Of 12/31/2019

Schedule VII (continued)

1. Cash in Banks:

A. Banks Located in the United States   -

B. Other Banks Qualified Under Regulation 30.7

Name(s): _____   -

2. Securities

A. In Safekeeping with Banks Located in the United States   -

B. In Safekeeping with Other Banks Qualified Under Regulation 30.7

Name(s): _____   -

3. Equities with Registered Futures Commission Merchants:

A. Cash   -

B. Securities   -

C. Unrealized Gain(Loss) on Open Futures Contracts   -

D. Value of Long Option Contracts   -

E. Value of Short Option Contracts   -

4. Amount Held by Clearing Organizations for Foreign Boards of Trade

Name(s): _____

A. Cash   -

B. Securities   -

C. Unrealized Gain(Loss) on Open Futures Contracts   -

D. Value of Long Option Contracts   -

E. Value of Short Option Contracts   -

5. Amount Held by Members of Foreign Boards of Trade

Name(s): _____

A. Cash   -

B. Securities   -

C. Unrealized Gain(Loss) on Open Futures Contracts   -

D. Value of Long Option Contracts   -

E. Value of Short Option Contracts   -

6. Accounts with Other Depositories Designated by a Foreign Board of Trade

Name(s): _____   -

7. Segregated Funds on Hand (Describe: _____)   -

8. Total Funds in Separate Section 30.7 Accounts   -

9. Excess(Deficiency) Set Aside Funds for Secured Amount (Subtract Line 7 Secured Statement from Line 8)   -

10. Management Target Amount for Excess Funds in Separate 30.7 Accounts (Unaudited)   -

11. Excess(Deficiency) Funds in Separate 30.7 Accounts Over(Under) Management Target Excess(Unaudited)   -

Note:
Apex doesn't offer Foreign Futures and Foreign Options Customer Accounts under Commission Regulation 30.7

Note: There are no material differences between the above computation for determination of Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers pursuant to regulations under the Commodity Exchange Act and the corresponding computation included in Apex Clearing Corporation's Part II Form X-17A-5 as filed on January, 27, 2020.

Apex Clearing Corporation

SCHEDULE IV

CFTC FORM 1-FR-FCM

Statement of Cleared SWAPS Customer Segregation Requirements and
Funds in Cleared SWAPS Customer Accounts Under 4D(F) of CEA

As of 12/31/2019

Cleared SWAPS Customer Requirements

1. Net ledger balance	
A. Cash	-
B. Securities (at market)	-
2. Net unrealized profit(Loss) in open cleared SWAPS derivatives	-
3. Cleared SWAPS options:	
A. Market value of open cleared SWAPS option contracts purchased	-
B. Market value of open SWAPS option contracts granted (sold)	-
4. Net equity(deficit) (add lines 1, 2 and 3)	
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount	-
Less: amount offset by customer owned securities	-
6. Amount required to be segregated for cleared SWAPS customers (add lines 4 and 5)	-

Funds in Cleared SWAPS Customer Segregated Accounts:

7. Deposits in cleared SWAPS customer segregated accounts at banks:	
A. Cash	-
B. Securities representing investments of cleared SWAPS customers' funds (at market)	-
C. Securities held for particular cleared SWAPS customers in lieu of cash (at market)	-
accounts:	
A. Cash	-
B. Securities representing investments of cleared SWAPS customers' funds (at market)	-
C. Securities held for particular cleared SWAPS customers in lieu of cash (at market)	-
9. Net settlement from 9to) derivatives clearing organizations	-
10. Cleared SWAPS options:	
A. Value of open cleared SWAPS long option contracts	-
B. Value of open cleared SWAPS short option contracts	-
11. Net Equities with other FCMs	
A. Net Liquidating Equily	-
B. Securities representing investments of cleared SWAPS customers' funds (at market)	-
C. Securities held for particular cleared SWAPS customers in lieu of cash (at market)	-
12. Cleared SWAPS funds on hand (describe: _____)	-
13. Total amount in cleared SWAP customer segregation (add lines 7 through 12)	-
14. Excess(deficiency) funds in cleared SWAPS customer segregation (substract line 6 from line 13)	-
15. Management Target Amount for Excess funds in cleared SWAPS segregation accounts (unaudited)	-
16. Excess (dificiency) funds in cleared SWAPS segregated accounts over (under) Management Target Excess (unaudited)	-

Note:

Apex doesn't offer cleared SWAPS Customer Accounts under 4D(F) of CEA

Note: There are no material differences between the above computation for determination of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4D(f) of CEA pursuant to regulations under the Commodity Exchange Act and the corresponding computation included in Apex Clearing Corporation's Part II Form X-17A-5 as filed on January, 27, 2020.